Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: May 13, 2026

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

On May 13, 2026, Boxabl updated its investor website at https://www.boxabl.com/ir and its FAQ’s.

Updated Investor Website:

BOXABL INVESTOR RELATIONS · PRINTABLE PDF COPY · IR.BOXABL.COM

BOXABL ANNOUNCES MERGER WITH FGMC

Bringing mass production to housing. Going public with FGMC.

BOXABL's mission is to solve the housing crisis with factory-built, foldable homes that ship anywhere. We've announced a definitive merger agreement with **FG Merger II Corp.**

FGMC.

Upon completion of the merger, BOXABL expects to trade on NASDAQ under the symbol

BXBL.

Investors who buy FGMC today will automatically become BXBL shareholders upon closing.

- **800+** homes built
- **$235M+** raised
- **53** patent filings
- **$2.2T** market (TAM)

Merger Agreement
Signed

SEC & Shareholder Review
In progress

NASDAQ Listing
As BXBL, upon closing

FGMC is live on Yahoo Finance

BY THE NUMBERS

Built on Real Traction

$3.5B	$235M+	800+	53
DEAL VALUATION	TOTAL RAISED	HOMES BUILT	PATENT FILINGS

200K+	$2.2T	43%	12+
CUSTOMER INQUIRIES	MARKET (TAM)	COST REDUCTION	STATES APPROVED



THE CRISIS AT A GLANCE

Housing Hell

75% of U.S. households cannot afford a median-priced new home.

4.7M

UNAFFORDABLE

Home shortfall continues to grow, pricing out the vast majority of Americans from homeownership.

Source: Zillow / NAHB 2025

42%

OVERREGULATED

Bureaucratic red tape delays traditional construction projects by months and adds ~42% to the final price.

Source: 2026 Economic Report of the President Released

1948

OUTDATED

A 30% reduction in productivity levels since 1970 puts us back at 1948 construction productivity.

Source: Richmond Fed / McKinsey

TRANSACTION

SPAC Merger Overview

BOXABL and FG Merger II Corp. have signed a definitive merger agreement to pursue a public listing on NASDAQ.

$3.5B

ENTERPRISE VALUATION

350 million shares to be issued at $10 per share, valuing BOXABL at approximately $3.5 billion.

BXBL

NASDAQ LISTING

The newly combined company is expected to trade on the Nasdaq Stock Market under the ticker symbol BXBL.

100%

EQUITY ROLL

All existing shareholders roll 100% of their equity into the public company. No minimum cash condition.

OUTLOOK

Big Market, Big Opportunity

A $2.2T total demand driven by a 10M+ home deficit, and 1.36M annual starts. BOXABL targets the prefab segment.

TOTAL ADDRESSABLE MARKET

$2.2T

5.4M homes needed: 4.03M shortfall + 1.36M annual starts at $405K median price.

Source: FRED MSPUS Q4 2025; Realtor.com (2025); Census HOUST (2025).

SERVICEABLE ADDRESSABLE MARKET

$36B

~103K manufactured homes shipped in 2024. The prefab segment BOXABL competes in.

Source: Custom Market Insights (2024); Census MHS (2024).

SERVICEABLE OBTAINABLE MARKET

~$1B

5,000 homes/year single-factory capacity at scale. ~$175K avg. turnkey price per home.

Source: BOXABL internal projections (Investor Presentation, April 2026).

PRODUCT

Radically Simplified Engineering

Three folding building shells stack, connect, and onboard interiors to build any residential configuration. Exterior panels co-developed with Owens Corning.

Floor Plans That Flow

- 400–2,400 sqft | Studio–4bd | 1–3.5ba
- Steel construction, 10' ceilings
- Huge doors & windows
- Any architectural style
- 20×20 / 20×30 / 20×40 shells

Beautiful Interiors

- Obsessively designed feel-good spaces
- Tall ceilings and big windows
- Great sightlines throughout
- Premium finishes standard
- Kitchen, living, full-size bath

Beautiful Exteriors

- Perfect proportions, great curb appeal
- Any style: Colonial, Contemporary, Craftsman
- Mid-Century, Victorian, Mediterranean
- Modernist, Neoclassical, Industrial
- Shape separated from style

HOMEOWNER SALES

Turnkey Casita Pricing

Ownership program with financing and installation for a fixed price, focused first on the CA market.

STUDIO

Casita Studio

$150K

Turnkey price — compact, efficient, fully finished

1-BEDROOM

Casita 1-Bedroom

$195K

Turnkey price — our most popular configuration

2-BEDROOM

Casita 2-Bedroom

$210K

Turnkey price — maximum living space

*Subject to individual site conditions. Some images may be rendered. Turnkey pricing bundles the base unit, financing, and on-site installation; the previously disclosed non-turnkey base-unit pricing (starting at ~$60,000 for the Casita) remains available for buyers who arrange their own site work and installation.

CUSTOMER

Six Sales Channels

A diversified go-to-market strategy spanning individual homeowners to federal agencies.

#1 HOMEOWNER

Turnkey Casita Program

Ownership program with financing and installation for a fixed price, focused first on the CA market.

#2 SMALL BUILDER

Millions of Small Lots

Financing assistance, sales materials, approved state-stamped drawings, and Certificate of Origin titles.

#3 DEVELOPER

Less Time, More Profit

Lower price per sqft, faster turns, reduced insurance, single-source warranty, full product traceability.

#4 RETAIL

Next-Gen Travel Trailer

Patented self-leveling towable carrier with full studio home interior. 5,000 pre-orders as of 2026, launch anticipated 2027.

#5 COMMERCIAL

Tier-One Supplier

Collaborating with the world's largest technology companies on commercial building solutions.

#6 PUBLIC SECTOR

FEMA, Military & Workforce

Thermally superior, rapid-assembly structures. Flat pack with 20-minute assembly on site.

COST COMPARISON

Total Cost Savings

Factory production delivers ~40% lower total cost versus traditional stick-built construction.

BOXABL

BOXABL Factory Production

2,400 sq ft BOXABL home (estimate)

$213,551

$88/sq ft

CONSTRUCTION DETAIL	TOTAL COST	COST/SQ FT
Engineering & Permit	$22,903.30	$9.54
Direct Materials	$125,575.00	$56.49
Direct Labor	$13,907.00	$5.79
Roofing	$9,792.00	$4.08
Cladding	$5,824.00	$2.43
Shipping & Install	$25,550.00	$10.65
Total Cost	**$213,551.30**	**$88.98**

VS

Traditional Construction

Average 2,647 sq ft home

$355,757

$134/sq ft

CONSTRUCTION DETAIL	TOTAL COST	COST/SQ FT
Engineering & Permit	$32,719.00	$13.63
Framing	$70,982.00	$29.58
Exterior Finishes	$57,510.00	$23.96
Major Systems Rough-ins	$82,319.00	$34.30
Interior Finishes	$103,391.00	$43.08
Other	$8,835.00	$3.68
Total Cost	**$355,756.00**	**$134.40**

~$142,000 saved per home with a 5,000 annual unit automated factory

BOXABL estimated cost after investment in 5,000 annual unit automated factory. Source: NAHB, Cost of Constructing a Home (Jan 2025). Mirrors the breakdown disclosed in the BOXABL Investor Presentation, April 2026.

THE FACTORY ADVANTAGE

Cost — Speed — Quality

Cost

- Predictable per-unit cost
- Amortized overhead at scale
- Minimized site theft & waste
- Reduced insurance & financing
- Fewer professional services

Speed

- Homes built in hours, not days
- Less weather delays
- Factory pre-inspected
- Minimal community disruption
- Fewer professional services

Quality

- Steel framing, durable finishes
- Minimized mold & pest risk
- Full traceability & accountability
- Single-source warranty
- Fewer defects, safer sites

A POWERFUL BRAND

$235,000,000 Raised

One of the world's most successful crowdfunds. A massive brand built by the people.

35M+

WEBSITE VIEWS

In the last 12 months

750M+

SOCIAL MEDIA VIEWS

Across all platforms since 2017

200K+

CUSTOMER INQUIRIES

Through our website since 2017

53 **Mechanical Patent Filings & Growing**

BOXABL is a technology company with a deep IP moat

THREE PILLARS

Ultimate Sustainability

Lowest cost of production in a factory typically leads to the least amount of energy expended. Sustainability is mostly a function of energy used.

RECONFIGURABLE

Engineered to be reconfigured, relocated, or expanded post-sale. Traditional homes are permanent.

LESS MOLD

Built indoors — no rainfall, critters, or debris. 20% of new homes show visible mold; the invisible number is higher.

Source: EPA Indoor Air Quality & American Lung Association mold prevalence estimates.

LESS SITE WASTE

A typical new home generates 8,000 lbs of construction waste. Factory production eliminates on-site waste.

Source: EPA Sustainable Management of Construction & Demolition Materials; NAHB residential waste estimates.

LESS SITE THEFT

Factory production eliminates exposure to site theft during the build process — common in traditional construction.

OUTLOOK

Own the Stack. Services as Recurring Revenue. The Factory Is the Product.

Lower-margin physical product is the carrier for recurring higher-margin services.

Manufacturing Intelligence

AI Targeting Factory Throughput & Quality

BOXABL's engineering team is applying machine learning to specific factory deliverables — production scheduling to lift throughput, automated quality inspection to cut defect rates, and predictive maintenance to reduce unplanned downtime. Each is scoped to measurable KPIs on the line, not a posture.

Acquisition Targets

"Own the Stack"

With time and scale, opportunities arise for vertical integration to lower costs, speed up fulfillment, add value to the ecosystem, and create a strong moat. BOXABL has engineered a comprehensive building system to enable the acquisition of the relevant supply categories to own the stack.

Business Model

Services as Recurring Revenue

Physical product carries 0–30% gross margin. Services — mortgage fees, SaaS, insurance, extended warranties, maintenance — deliver recurring 70–90% gross margin across all six sales channels.

Scale Strategy

The Factory Is the Product

The time and cost of replicating the system is significantly less than originating it — enabling BOXABL to franchise nationally and internationally quickly once the system is fully proven.

Manufacturing

400,000 sqft of Factories

Automated factory can produce more volume with less labor than a manual factory of the same size. Our proving ground for the scale path ahead.

MILESTONES

Key Achievements

PRODUCTION

800+ Houses Built

Manufactured over 800 homes deployed across NV, CA, UT, OK, HI and more, with 12 states approved.

CAPACITY

400,000 sqft of Factories

Manufacturing proving ground for automated factory production, scaling volume with less labor than traditional manual factories.

COST

43% Cost Reduction Since 2022

Assembly line efficiency, automation, and bulk purchasing drive costs below traditional construction, with further reductions ahead.

LEADERSHIP

Executive Team

BOXABL is an Exchange Act reporting company since 2023 and is audited by CBIZ.

Paolo Tiramani

FOUNDER, CEO

American futurist, degrees in industrial design and mechanical engineering, 155 patent filings, and related IP licensing to Fortune 500 companies.



Galiano Tiramani

FOUNDER, CEO

Serial entrepreneur including cryptocurrency arbitrage, Bitcoin ATM, and an operating cannabis farm producing oils.



Kyle Denman

FOUNDER, CPO

A graduate of Stony Brook with a Bachelors of Science in Mechanical Engineering (BSME). With 50 civil and automotive mechanical patent filings.



Martin Costas

CFO

Served as CFO, divisions at Honeywell, Schlumberger, Nexans, Fortune 50 leader at Sysco, 10 years at PwC.



Shan Palaniappan

CTO

Senior VP of Engineering at Sagent, CTO at DataRobot, plus a decade of experience at Salesforce.



Christian Kirchen

DIR. MANUFACTURING

Automotive production manufacturing executive at tier 1 OEM suppliers Bosch, Thyssenkrupp, and Autoneum.


COO

President / COO

OPERATIONS

Operations leadership overseeing factory ramp and national scale-up.

BOARD OF DIRECTORS

Paolo Tiramani

FOUNDER, CEO, CHAIRMAN OF THE BOARD

American futurist, degrees in industrial design and mechanical engineering, 155 patent filings, and related IP licensing to Fortune 500 companies.



Galiano Tiramani

FOUNDER, CEO

Serial entrepreneur including cryptocurrency arbitrage, Bitcoin ATM, and an operating cannabis farm producing oils.



Dr. Morris Davis

GOVERNMENT

2025 CEA Chief housing economist reporting to the President. Fed Reserve Board advisor to Greenspan, PhD UPenn.



Zvi Yemini

MANUFACTURING

Serial industrialist MBA, Techcare NYSE chairman. Board Member at Peres Center. Billions in global sales.

THE INNOVATION

A Home That Ships Flat — Then Unfolds in Hours

Traditional homes are mostly empty space. BOXABL engineered a folding shell so each unit ships compactly on a single trailer — travels on standard roads, clears bridges, and unfolds on site into a full, finished home.

That one idea — **fold the empty space for transport** — is what turns home-building from a one-off craft project into a repeatable manufacturing process. Assembly-line builds, consistent quality, predictable pricing.

Get the Full Pitch Deck →


BOXABL

FOLDED & ON THE ROAD



UNFOLDED & INSTALLED

PRODUCT

The Casita, Three Ways

One folding shell, three fully-finished configurations — all turnkey, all with real kitchens, tall ceilings, and big windows.



STUDIO

Casita Studio

Compact, efficient, fully finished — an ideal ADU or starter home.



1-BEDROOM

Casita 1-Bedroom

The most popular configuration — a separate bedroom plus a full-size living area.



2-BEDROOM

Casita 2-Bedroom

Maximum living space — two full bedrooms for families or rental use.

SCALE

From Casita to City Block

The same folding modules combine into single-family homes, townhomes, multi-family apartments, hotels, and mixed-use. One system, many shapes.

Scale range — from 400 sqft to 200,000 sqft — from the same module family.





LAS VEGAS, NV

Come See It In Person

BOXABL's 400,000 sqft factory complex is open for tours by appointment. Walk the production line, see a finished Casita, and meet the team.



Schedule a Tour →

View on Map

5345 E. N. Belt Road · Las Vegas, NV 89115

FILINGS

All Regulatory Filings

Filter by year and form type below. Each row links directly to the live SEC EDGAR search for that form.

- Exchange Act reporting since 2023
- Audited by CBIZ
- Filings in real time on SEC EDGAR

FILER: ALL FILERS

FORM TYPE: ALL FORMS

SEARCH

FORM	DESCRIPTION	FILER	STATUS	ACTION
8-K	Announcement of definitive merger agreement with BOXABL Inc.	FGMC	Filed	View on EDGAR
S-4	Registration statement / joint proxy statement & prospectus for the proposed business combination	FGMC	Pending / forthcoming	View on EDGAR
DEF 14A	Definitive proxy statement for the FGMC shareholder vote on the proposed transaction	FGMC	Pending / forthcoming	View on EDGAR
10-K	BOXABL annual report — comprehensive yearly business &	BOXABL	Filed annually	View on EDGAR

FORM	DESCRIPTION	FILER	STATUS	ACTION
	audited financial statements			
10-Q	BOXABL quarterly report — unaudited financials, operations review, MD&A	BOXABL	● Filed quarterly	View on EDGAR
8-K	BOXABL current reports — material events, corporate changes, press-release exhibits	BOXABL	● As filed	View on EDGAR
3 / 4 / 5	Insider transactions — initial holdings, changes in beneficial ownership, annual statements	BOXABL & FGMC	As filed by insiders	View on EDGAR
SC 13D / 13G	Beneficial ownership reports for holders of more than 5% of outstanding shares	BOXABL & FGMC	As filed by holders	View on EDGAR

All BOXABL filings

Every BOXABL Inc. filing on SEC EDGAR — annual, quarterly, current reports, insider, ownership.

All FGMC filings

Every FG Merger II Corp. filing on SEC EDGAR — SPAC trust, redemptions, transaction documents.

RESOURCES

Investor Resources

Corporate Profile
Company overview

FAQ
Common questions

SEC Filings
Regulatory documents

Press Releases
Latest news

QUESTIONS

Frequently Asked

Where can I see my shares now and where will I see them after the merger is completed?

BOXABL shares are held at Continental Stock Transfer & Trust Company ("Continental"). Check your inbox for a welcome email with login instructions (search your spam and trash folders too). Can't find it? Contact Continental directly by email at BOXABL@continentalstock.com or by phone at 800-529-3163.

BOXABL shares will continue to be held at Continental until you are eligible and choose to transfer them to a market brokerage firm.

How do I contact Continental?

Continental Stock Transfer & Trust Company can be reached by email at BOXABL@continentalstock.com or by phone at 800-529-3163.

What happens to my shares when the merger is completed and BOXABL goes public?

Each BOXABL share will convert into shares of FG Merger II Corp. ("FGMC") according to the terms set forth in the Prospectus. After the merger, you will own shares in the publicly traded company.

See link to the Prospectus here.

How do I transfer my shares to a market brokerage firm?

After the closing, shares will continue to be held electronically by our transfer agent, Continental Stock Transfer and Trust Company. Once shares of Preferred Stock convert to Class A Common Stock, as described in the combined company Amended & Restated Certificate of Formation, each investor should work with their respective brokerage to transfer them.

Continental's process for transferring shares to a public market brokerage firm (when the time comes) is as follows:

In order to transfer your shares to a brokerage account, the brokerage firm may submit a DRS request to transfer the shares electronically. Transfer forms are not required for a DRS transfer to be processed. We also do not have the ability to initiate the DRS transfer. This must be done by the brokerage firm. Please note Continental does not accept ACAT transfer requests.

When the brokerage firm submits the request, the system will ask for the name of the shareholder, account number, and tax id number which must be identical to the information we have on file. The name of the shareholder must be entered exactly as it appears on our records. This can be located on the shareholder account statement. The address should not be included when the request is entered.

The brokerage firm must enter 10 digits in the account number field. To satisfy this requirement, zeros should be placed before the account number until there are 10 total digits entered into their system.

Our DTC number is **7808**.

Once the DRS transfer is initiated by the brokerage firm, please allow up to three business days for the request to be processed. Continental does not have the ability to expedite a DRS transfer.

Where/how can I invest (or invest more) in BOXABL or FGMC now/prior to the merger?

Until the transaction is completed, BOXABL is not listed on any stock exchange, and BOXABL is not currently offering shares for direct investment by the general public. If interested in purchasing shares of FGMC, the public is able to do so through the Nasdaq stock exchange until the merger occurs.

When can I sell/transfer my shares?

Shares of the combined company's Class A Common Stock will be freely trading once the shares are listed. The Preferred Stock will not initially convert to Class A Common Stock, be listed or traded. The plan is that approximately 14 months following the Closing of the Merger, 20% of the shares of Preferred Stock, in the aggregate, will automatically, without any further action by BOXABL or any stockholder, convert into Class A Common Stock on a one for one basis. After that, an additional 20% of the original shares of Preferred Stock will automatically convert each subsequent month on a one-for-one basis until all of the Preferred Stock has been converted into Class A Common Stock. Once converted, the Class A Common Stock will be freely tradable.

When is the special meeting for BOXABL shareholders scheduled?

The proposed business combination will be submitted to BOXABL shareholders for approval at a special meeting scheduled to be held virtually for **June 9, 2026, 11:00 am PST**.

Will anyone be able to attend the meeting or only voting shareholders?

The meeting will be open to both shareholders and other interested parties.

How do I know if I get to vote on the merger?

Owners of BOXABL Common Stock are eligible to vote and will be notified by Continental Stock Transfer & Trust, who will send you election material by the method that you chose with them.

I have a question that hasn't been answered here, how do I contact Investor Relations?

The best way to reach the BOXABL Investor Relations team is to email Invest@BOXABL.com (please allow 48–72 hrs for a reply). You can also call us at (702) 500-9000, option #3.

DISCLOSURES

Important Investor Disclosures

Required disclosures for the proposed business combination between BOXABL Inc. and FG Merger II Corp. (FGMC). Scroll the box below to read in full.

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the "SEC"). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC filed a registration statement on Form S-4 (the "Registration Statement") with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC's shareholders in connection with FGMC's solicitation of proxies for the vote by FGMC's shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL's shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, IL 60143, or to BOXABL Inc., 5345 E. N. Belt Road, Las Vegas, NV 89115.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as "plan," "project," "will," "estimate," "intend," "expect," "believe," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are based on BOXABL's current expectations and assumptions about future events, and include statements regarding the proposed business combination between BOXABL and FGMC and the expected benefits of the transaction; BOXABL's market opportunity and the potential growth of that market; expected customer adoption; expected commercialization costs; the development of regulatory approvals; and BOXABL's strategy, future plans, and prospective financial results.

These statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from these forward-looking statements. Many factors could cause actual future events to differ materially, including, without limitation: BOXABL's emerging technology and the competitive landscape of the housing industry; BOXABL's history of losses; the need for additional regulatory approvals; risks related to the SPAC structure, including potential redemptions by FGMC shareholders that may reduce capital available to the combined company following completion of the transaction; and the possibility that the proposed business combination is not completed in a timely manner or at all. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and BOXABL and FGMC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Participants in the Solicitation

BOXABL and FGMC and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of FGMC's shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation, and information about their interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Additional information about FGMC's directors and executive officers and their ownership of FGMC securities is, or will be, contained in FGMC's filings with the SEC, including its periodic reports.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made ex cept b y m e ans of a p r ospectus meeting the r equi r emen t s of Section 10 of the Secu r ities Act of 193 3 , as amended, or an ex emption the r ef r om. F ull co r pora t e disclosu r es: b o xabl.com/disclosu r e · SEC filings on ED G AR: sec.g ov This p age is f or in f o r mational pu r poses on l y and does not constitu t e an o f f er t o sell or a solici t ation of an o f f er t o buy a n y secu r ities. A n y such o f f e r ing will be made on l y in acco r dance with the Secu r ities Act of 193 3 , as amended. I n v es t ors should r e vi e w all r el e v ant SEC filings and consu l t with their financial a d visors be f o r e making a n y i n v estment decisions. F o r wa r d - looking s t a t emen t s i n v o l ve r isks and unce r t ainties. Visit b o xabl.com/disclosu r e f or full disclosu r es. B O X A B L Home Casi t a P r ojec t s I n v es t or Hub Disclosu r es © 2026 B O XABL Inc. All r igh t s r ese r v ed.

FAQ’s

Where can I see my shares now and where will I see them after the merger is completed?

BOXABL shares are held at Continental Stock Transfer & Trust Company (“Continental”). Check your inbox for a welcome email with login instructions (search your spam and trash folders too). Can't find it? Contact Continental directly by email at BOXABL@continentalstock.com or by phone at 800-529-3163.

BOXABL shares will continue to be held at Continental until you are eligible and choose to transfer them to a market brokerage firm.

How do I contact Continental?

Continental Stock Transfer & Trust Company can be reached by email at BOXABL@continentalstock.com or by phone at 800-529-3163.

What happens to my shares when the merger is completed and BOXABL goes public?

Each BOXABL share will convert into shares of FG Merger II Corp. (“FGMC”) according to the terms set forth in the Prospectus. After the merger, you will own shares in the publicly traded company.

See link to the Prospectus here.

How many shares of BXBL will I have? What is the final exchange ratio?

Your exact BXBL share count will be set at closing using the exchange ratio and final share numbers. You’ll receive a post closing notice with your final number.

What are the next steps?

The proposed business combination will be submitted to FGMC and BOXABL shareholders for approval at special meetings scheduled for June 9, 2026, and is expected to close shortly thereafter, subject to the satisfaction of customary closing conditions.

When is the special meeting for BOXABL shareholders scheduled?

The proposed business combination will be submitted to BOXABL shareholders for approval at a special meeting scheduled to be held virtually on June 9, 2026, 11:00 am PDT.

Will anyone be able to attend the meeting or only voting shareholders?

The meeting will be open to both shareholders and other interested parties.

How do I know if I get to vote on the merger?

Owners of BOXABL Common Stock are eligible to vote and will be notified by Continental Stock Transfer & Trust who will send you election material by the method that you chose with them.

When is the expected first day of trading BXBL?

The special meeting of BOXABL shareholders is scheduled for June 9, 2026. If the merger is approved by shareholders and all other customary closing conditions are satisfied, the merger is expected to close and shares of BXBL are expected to begin trading on Nasdaq shortly thereafter.

When can I sell/transfer my shares?

Shares of the combined company’s Class A Common Stock will be freely trading once the shares are listed. The Preferred Stock will not initially convert to Class A Common Stock, be listed or traded. The plan is that approximately 14 months following the Closing of the Merger, 20% of the shares of Preferred Stock, in the aggregate, will automatically, without any further action by BOXABL or any stockholder, convert into Class A Common Stock on a one for one basis. After that, an additional 20% of the original shares of Preferred Stock will automatically convert each subsequent month on a one-for-one basis until all of the Preferred Stock has been converted into Class A Common Stock. Once converted, the Class A Common Stock will be freely tradable.

What is the rationale behind making early investors wait so long to be able to sell/transfer their shares?

The structured timing around when shares can be sold or transferred is designed to support the company’s long-term success by maintaining a stable shareholder base and avoiding premature market pressure on the stock.

By measuring the release of shares, the company hopes to reduce volatility, align investor participation with key growth milestones, and protect overall valuation as the business scales. This approach is intended to help ensure that early investors—who have been strong supporters of the mission—benefit from sustained value creation rather than short-term fluctuations.

What will the share price be when BOXABL goes public?

The share price of the post-close combined company at the time BOXABL goes public will be determined by the market.

How do I transfer my shares to a market brokerage firm?

After the closing, shares will continue to be held electronically by our transfer agent, Continental Stock Transfer and Trust Company. Once shares of Preferred Stock convert to Class A Common Stock, as described in the combined company Amended & Restated Certificate of Incorporation, each investor should work with their respective brokerage to transfer them.

Continental’s process for transferring shares to a public market brokerage firm (when the time comes) is as follows:

In order to transfer your shares to a brokerage account, the brokerage firm may submit a DRS request to transfer the shares electronically. Transfer forms are not required for a DRS transfer to be processed. We also do not have the ability to initiate the DRS transfer. This must be done by the brokerage firm. Please note Continental does not accept ACAT transfer requests.

When the brokerage firm submits the request, the system will ask for the name of the shareholder, account number, and tax id number which must be identical to the information we have on file. The name of the shareholder must be entered exactly as it appears on our records. This can be located on the shareholder account statement. The address should not be included when the request is entered.

The brokerage firm must enter 10 digits in the account number field. To satisfy this requirement, zeros should be placed before the account number until there are 10 total digits entered into their system.

Continental’s DTC number is 7808.

Once the DRS transfer is initiated by the brokerage firm, please allow up to three business days for the request to be processed. Continental does not have the ability to expedite a DRS transfer.

I don’t have a market brokerage firm yet, who do you recommend?

We are unable to advise you on choosing a market brokerage firm but suggest that if you don’t have one to do a search for ones that are best for first-time investors and that are the easiest to work with when transferring shares from Continental.

Do I have to transfer my shares out of Continental?

No, you do not have to transfer your shares even when you are eligible to do so. Shares can remain in your account at Continental for as long as you like. When you are ready to sell/trade them on the stock market, they will need to be transferred to a regular market brokerage firm to do so.

Where/how can I invest (or invest more) in BOXABL or FGMC now/prior to the merger?

Until the transaction is completed, BOXABL is not listed on any stock exchange, and BOXABL is not currently offering shares for direct investment by the general public. If interested in purchasing shares of FGMC, the public is able to do so through the Nasdaq stock exchange until the merger occurs.

Where/how can I purchase shares of FGMC now/prior to the merger?

FG Merger II Corp. (“FGMC”) is currently a publicly traded company, and its Common Stock is available for purchase on the Nasdaq Stock Market LLC where it is listed under symbol “FGMC”, subject to market availability and your brokerage’s terms. When the merger is completed, the combined company will be renamed BOXABL Inc and will trade under the ticker BXBL.

Where can I see future updates?

Updates are posted on BOXABL's EDGAR page, website, and social channels. Please see a link to BOXABL’s EDGAR page here (https://www.sec.gov/edgar/browse/?CIK=1816937). As an Exchange Act reporting company, BOXABL cannot share forward-looking statements or non-public information.

I have a question that hasn’t been answered here, how do I contact Investor Relations?

The best way to reach the BOXABL Investor Relations team is to email Invest@BOXABL.com (please allow 48-72 hrs for a reply). You can also call us at (702) 500-9000, option #3.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

About BOXABL: BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL's innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL'S flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL's facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation-setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on March 27, 2026. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.